

December 5, 2011

<u>Via E-mail</u>
Alan Auerbach
Chief Executive Officer
Puma Biotechnology, Inc.
10940 Wilshire Blvd, Suite 600
Los Angeles, CA 90024

>   **Re: Puma Biotechnology, Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed November 18, 2011**
>   **File No. 000-52811**

Dear Mr. Auerbach:

We have reviewed your filing and response letter dated November 18, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Pfizer License, page 11</u>

1. We note your response to our prior comment 2 and reissue our comment. Notwithstanding your confidential treatment request, the duration of the license agreement with Pfizer and the range of incremental royalties that the company is required to pay Pfizer are material. Regarding the duration of the agreement, we note your response that it is not possible to state the duration of the license agreement with any certainty since it depends in part on the occurrence of the first commercial sale of the products licensed to the company. However, in Section 13.1, the agreement clearly states, "The term of this Agreement shall commence as of the Execution Date, [August 18, 2011], and unless earlier terminated as expressly provided herein, shall expire upon the last-to-expire Royalty Term." It is possible to revise your disclosure to include this information. Please revise your disclosure to include the duration of your license agreement with Pfizer and the range of incremental royalties that you are required to pay based on net sales under the agreement. Please limit your disclosed range of royalties to a ten-percent range (e.g., "between ten-percent and twenty-percent").

Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director